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                           November 18, 2021

       Razvan Radulescu
       Chief Executive Officer
       Blue Bird Corp
       3920 Arkwright Road, Suite 200
       Macon, GA 31210

                                                        Re: Blue Bird Corp
                                                            Registration
Statement on Form S-3
                                                            Filed November 16,
2021
                                                            File No. 333-261125

       Dear Mr. Radulescu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Faiza N. Rahman